Exhibit 99.48

NexGen Drills Off-Scale in All Four Shears at the Arrow Deposit

Vancouver, BC, May 19, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF)

is pleased to announce further results from the winter-spring drilling program on our 100% owned Rook I Property, Athabasca Basin, Saskatchewan. Eight drill holes have intersected extensive mineralization, and off-scale radioactivity (>10,000 to >61,000 cps) has been intersected in each of the A1, A2, A3 and A4 shears.

Within the A1 shear, the high grade mineralized interval from hole AR-16-84c1 (8.35 m of off-scale radioactivity with assays pending – see News Release dated April 14, 2016) has been confirmed and expanded with two further drill holes. This is highlighted by hole AR-16-84c3 which was drilled 33 m down-dip and southwest of -84c1 intersected 35.5m of total composite mineralization, including 2.6 m of total composite off-scale mineralization. This new area of high grade mineralization in the A1 shear is well outside and not part of the maiden Arrow deposit resource estimate that only includes drilling up to October 2015.

Drilling has also continued to confirm the robust nature of mineralization in the A2 shear where drill holes AR-16-80c4, -81c3, and -86c1 all individually intersected more than 10 m of total composite off-scale mineralization. There is significant potential for expansion of the A2 high grade domain around each of these holes, and substantial massive to semi-massive uranium mineralization was intersected and remains wide open up dip and southwest from hole AR-16-86c1 in the higher grade A2 sub-zone (the “Sub-Zone”).

Hole AR-16-86c1 returned the largest total composite mineralization to date across the A2 to A4 shears. It was drilled at the currently defined southwest extent of the Sub-Zone intersecting 92.0 m of total composite mineralization in the A3 shear, and 246.0 m of total composite mineralization throughout the entire hole

Within the A4 shear, 3.6 m of off-scale radioactivity has been intersected in drill hole AR-16-86c1, which is a 19 m step out down-dip from hole AR-16-76c1 (1.97% U3O8 over 28.0 m in the A4 shear - see News Release May 5, 2016).

Highlights:

A1 Shear:

•	AR-16-84c3 (33 m down-dip and southwest from AR-16-84c1) intersected 35.5 m of total composite mineralization including 2.6 m of total composite off-scale radioactivity (>10,000 – 51,000 cps) within a 95.0 m section (677.5 to 772.5 m).

A2 Shear:

•	AR-16-86c1 (84 m up-dip and southwest from AR-15-44b) intersected 90.0 m of total composite mineralization including 13.05 m of total composite off-scale radioactivity (>10,000 – >61,000 cps) within a 115.5 m section (404.0 to 519.5 m) in the Sub-Zone.

•	AR-16-81c3 (23 m down-dip and southwest from AR-16-80c4) intersected 48.5 m of total composite mineralization including 11.65 m of total composite off-scale radioactivity (>10,000 – >61,000 cps) within a 97.5 m section (513.5 to 611.0 m) in the Sub-zone.

A3 Shear:

•	AR-16-86c1 (32 m down-dip and southwest from AR-15-48c1) intersected 92.0 m of total composite mineralization including 0.2 m of total composite off-scale radioactivity (>10,000 – 15,000 cps) within a 130.0 m section (562.5 to 692.5 m).

A4 Shear:

•	AR-16-86c1 (19 m down-dip from AR-16-76c1) intersected 63.5 m of total composite mineralization including 3.6 m of total composite off-scale radioactivity (>10,000 – 43,000 cps) within a 149.0 m section (696.5 to 845.5 m).

Table 1: Higher Grade A2 Sub-Zone Angled Drill Holes

2015	AR-15- 59c2[2]	AR-15- 54c1[2]	AR-15- 58c1[2]	AR-15- 62[2]	AR-15- 44b2	AR-15- 49c2[2]	AR-15- 57c3[2]
Total composite mineralization =	75.5m	42.0m	86.0m	143.0m	135.6m	73.5m	62.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.4m	5.9m	14.3m	17.7m	30.3m	15.7m	4.4m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.5m	3.0m	3.8m	10.6m	7.8m	5.2m	2.5m
Total Off-scale (>61,000 cps)[3] =	1.0m	0.5m	2.0m	2.0m	1.5m	2.2m	1.8m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	787	655	605	319

2016	AR-16- 81c3	AR-16- 76C4[1]	AR-16- 76c1[2]	AR-16- 76c3[1]	AR-16- 63c1[2]	AR-16- 63c3[2]	AR-16- 86c1	AR-16- 74c1[2]	AR-16- 63c2[2]	AR-16- 64c3[2]	AR-16- 64c2[2]	AR-16- 64c1[2]	AR-16- 72c2[2]	AR-16- 78c1[1]	AR-16- 78C4[1]
Total composite mineralization =	48.5m	105.7m	73.5m	67.5m	55.5m	147.0m	90.0 m	88.0m	138.0m	102.0m	76.0m	74.0m	93.0m	64.0m	120.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	5.2m	19.9m	14.7m	14.9m	6.9m	22.1m	8.8m	21.2m	17.1m	18.8m	16.0m	10.3m	7.0m	11.6m	25.8m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.0m	1.0m	2.7m	5.0m	0.5m	3.0m	2.3m	1.2m	9.9m	2.5m	4.7m	3.7m	0.5m	3.0m	6.2m
Total Off-scale (>61,000 cps)[3] =	2.5m	0.0m	5.3m	4.5m	0.0m	0.5m	2.0m	0.0m	13.9m	0.0m	5.5m	0.0m	1.7m	2.5m	5.5m
Continuous GT (Grade x Thickness) =	Assays Pending	Assays Pending	762	Assays Pending	203	274 and 124	Assays Pending	160 and 35	638 and 604	172 and 92	541	338	156 and 45	Assays Pending	Assays Pending

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 gamma spectrometer

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow zone currently covers an area of 865 m by 280 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in most directions and at depth.

•	The spring 2016 program comprising 7,500 m of drilling continues with three drill rigs active. Concurrently, preparations are underway for a 30,000 m summer drill program to begin in mid to late June.

•	The Company has cash on hand of $28M.

Drill hole location maps, and a close-up of the A2 longsection are shown in Figures 1 to 3.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “These latest drill results of infill drilling continues to rapidly expand the size and scale of Arrow. Drill hole AR-16-86c1 has returned the highest total composite mineralization to date, which demonstrates the strength and width extent of the mineralizing system responsible for precipitating the Arrow deposit.”

Leigh Curyer, Chief Executive Officer commented: “There are 27 assays pending from the winter program which includes 6 assays from the Sub-Zone and we are still actively drilling with 3 rigs. In total 42 holes have been drilled at Arrow since the resource estimate and we plan to more than double that number by year-end. Planning for an expanded summer 2016 drill program is in process which will include infill and expansion drilling around Arrow, the 180 m southwest extension, Cannon and regional targets along trend from Arrow.”

Figure 1: Arrow Drill Hole Locations

Figure 2: Regional Drill Hole Locations

N
RK-16-94
RK-16-96
RK-16-95
RK-16-97
RK-16-89
RK-16-84
RK-16-85
RK-16-87
Cannon Area
Arrow Deposit
1.3 km
NexGen Energy Ltd.
Regional Drilling 2016
May 19, 2016
LEGEND
Mineralized Interval Above 300 cps
VTEM Conductor
2016 Drill Hole Collar Locations
Scale 1:20000
250 0 250 500
(meters)
NexGen
Energy Ltd.

Figure 3: A2 Mineralized Shear Longsection (Close Up of A2 Sub-Zone)

NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m 57.0m
>10,000 cps Anomalous Radioactivity
11.56% 56.5m
% U3O8
Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Circular halos surrounding pierce points each have a diameter of 50m
SCALE 1 : 1500
(m)
-10 0 10 20 30 40 50
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
May 19, 2016
400m
450m
500m
550m
600m
30
57c1
49c1
58c2
59c1
48c1
86c1
13.05m
90.0m
41
57c5
57c2
3.94%
81.0m
57c4
45b
80c1
85c1
85c2
81c1
80c2
80c3
54c1
7.03%
39.5m
22.75m
73.5m
48c2
64c1
78c1
57c3
6.97%
48.5m
17.1m
64.0m
7.39%
17.0m
59c2
5.42%
68.5m
76c1
63c1
4.51%
45.0m
62
6.35%
124.0m
84c1
49c2
78c2
43a
8.77%
69.0m
81c2
76c2
80c4
58c1
76c3
24.35m
67.5m
63c3
25.6m
147.0m
15.20%
42.0m
and
12.99%
46.5m
63c2
64c2
11.15%
48.5m
84c2
34b
78c3
81c3
11.65m
48.5m
59c4
51
76c4
20.85m
105.7m
48c3
44b
11.55%
56.5m
74c1
22.35m
87.5m
64c3
21.25m
102.0m
84c3
78c4
37.4m
120.5m
15
74c2
38
72c1
53c1
61c2
54c2
74c4
72c2
4.65%
33.5m
and
4.08%
11.0m
56c1
74c3
61c3
53c2
60c1
37
56c2
54c4
32

Table 2: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group— Basement	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)	Unconformity Depth (m)	From (m)	To(m)	Width (m)	CPS Range
AR-16-80c4	147	-70	792.00	112.20	488.50	493.00	4.50	<500 - 3800
					497.50	507.00	9.50	<500 -27000
					511.00	526.00	15.00	<500 -61000
					529.00	552.00	23.00	<500 - 61000
					572.00	572.50	0.50	<500 - 600
					575.00	579.00	4.00	<500 - 3700
					584.50	587.50	3.00	<500 - 900
					603.50	604.50	1.00	<500 - 720
AR-16-81c2	145	-69	942.00	111.00	498.00	507.50	9.50	<500 - 48000
					518.00	522.50	4.50	<500 - 16000
					525.50	533.50	8.00	<500 - 42000
					570.50	571.50	1.00	<500 - 1400
					583.00	583.50	0.50	<500 - 630
					600.00	600.50	0.50	<500 - 4900
					608.50	610.00	1.50	<500 - 2800
					630.50	634.00	3.50	<500 - 1150
					637.00	643.50	6.50	<500 - 6400
					647.50	650.50	3.00	<500 - 1700
					653.00	659.00	6.00	<500 - 2500
					662.50	663.00	0.50	<500 - 1900
					671.00	672.00	1.00	<500 - 8500
					678.00	682.50	4.50	<500 - 1800
					704.00	710.50	6.50	<500 - 1600
					713.50	715.50	2.00	<500 - 1050
					721.00	721.50	0.50	<500 - 1600
					724.50	729.50	5.00	<500 - 3900
					741.50	742.00	0.50	<500 - 700
					744.50	748.50	4.00	<500 - 1400
					758.50	759.00	0.50	<500 - 950
					763.00	763.50	0.50	<500 - 530
					766.00	775.00	9.00	<500 - 2400
					783.50	784.00	0.50	<500 - 800
					792.50	797.50	5.00	<500 - 1800
					802.00	804.50	2.50	<50 - 800
					807.50	810.50	3.00	<500 - 2100
					819.50	826.00	6.50	<500 - 10500

					844.50	845.50	1.00	<500 -1000
					850.50	859.50	9.00	<500 - 43000
					869.00	872.00	3.00	<5000 - 45000
					877.00	877.50	0.50	<500 -1200
					882.50	888.50	6.00	<500 -40000
					893.50	895.00	1.50	<5000 -30000
					897.50	899.00	1.50	<500 -1700
					901.50	902.30	0.80	<500 - 61000
					905.50	909.00	3.50	<500 - 32000
AR-16-81c3	145	-69	932.00	111.00	513.50	518.50	5.00	<500 - 3000
					521.00	531.50	10.50	<500 - 5100
					535.50	539.50	4.00	<500 - 2000
					546.50	568.50	22.00	<500 -61000
					594.50	595.50	1.00	<500 - 1050
					605.00	611.00	6.00	<500 - 3300
					615.00	615.50	0.50	<500 - 650
					620.50	622.00	1.50	<500 - 2000
					628.00	628.50	0.50	<500 - 620
					634.00	635.50	1.50	<500 - 3800
					645.00	650.50	5.50	<500 - 2650
					661.50	665.00	3.50	<500 - 1900
					667.50	677.00	9.50	<500 - 5300
					698.00	698.50	0.50	<500 - 520
					704.00	712.00	8.00	<500 - 8900
					717.00	718.00	1.00	<500 - 1700
					725.00	729.50	4.50	<500 - 550
					765.00	769.00	4.00	<500 - 1200
					782.50	783.00	0.50	<500 - 580
					805.00	805.50	0.50	<500 - 1000
					818.50	826.50	8.00	<500 - 6020
					829.50	830.00	0.50	<500 - 1100
					833.50	834.00	0.50	<500 - 1670
					840.50	848.50	8.00	<500 - 2200
					894.50	898.00	3.50	<500 -53000
					905.00	905.50	0.50	<500 - 1350
AR-16-84c2	328	-70	864.00	127.00	409.50	413.00	3.50	<500 - 2500
					417.00	420.00	3.00	<500 - 1400
					423.00	423.50	0.50	<500 - 580
					440.50	441.00	0.50	<500 - 710
					451.00	451.50	0.50	<500 - 1100
					458.50	459.00	0.50	<500 - 800

					470.00	474.00	4.00	<500 -770
					476.50	478.00	1.50	<500 -610
					480.50	483.00	2.50	<500 - 950
					487.00	491.00	4.00	<500 -1300
					499.50	500.00	0.50	<500 -700
					516.00	521.00	5.00	<500 -2200
					536.00	537.00	1.00	<500 -1000
					542.50	551.50	9.00	<500 -2500
					554.00	574.50	20.50	<500 - 61000
					580.00	581.50	1.50	<500 - 13000
					584.50	586.50	2.00	<500 -40000
					589.00	589.50	0.50	<500 - 530
					597.00	597.50	0.50	<500 - 750
					615.50	617.50	2.00	<500 - 850
					624.50	625.50	1.00	<500 -1150
					672.00	683.00	11.00	<500 - 2700
					685.50	686.00	0.50	<500 - 3600
					698.50	701.00	2.50	<500 - 600
					703.50	706.50	3.00	<500 -1500
					710.00	710.50	0.50	<500 - 550
AR-16-84c3	328	-70	813.00	127.00	420.00	423.00	3.00	<500 -2400
					427.00	427.50	0.50	<500 - 550
					433.00	434.00	1.00	<500 - 850
					437.00	444.50	7.50	<500 -1600
					452.00	453.00	1.00	<500 -5200
					458.00	460.50	2.50	<500 -2100
					473.00	475.00	2.00	<500 -650
					478.00	479.50	1.50	<500 - 1000
					483.50	484.00	0.50	<500 - 510
					490.50	496.00	5.50	<500 - 700
					508.00	511.00	3.00	<500 - 1000
					542.00	569.00	27.00	<500 -61000
					576.00	580.00	4.00	<500 -61000
					585.00	585.50	0.50	<500 - 550
					590.50	592.50	2.00	<500 - 1700
					677.50	680.00	2.50	<500 - 9000
					692.00	693.50	1.50	<500 -1900
					696.50	697.50	1.00	<500 - 6000
					704.00	715.50	11.50	<500 -51000
					719.50	733.50	14.00	<500 -26000
					743.50	744.00	0.50	<500 - 720

					765.50	768.00	2.50	<500 - 1850
					770.50	772.50	2.00	<500 - 700
AR-16-85c1	143	-70	978.00	114.40	404.50	405.00	0.50	<500 - 550
					410.00	410.50	0.50	<500 - 600
					416.50	418.00	1.50	<500 - 1600
					430.50	432.00	1.50	<500 - 750
					435.00	435.50	0.50	<500 - 820
					443.00	444.00	1.00	<500 - 550
					462.00	483.00	21.00	<500 - 61000
					591.00	591.50	0.50	<500 -1200
					594.00	595.00	1.00	<500 - 750
					597.50	598.00	0.50	<500 - 570
					636.50	647.50	11.00	<500 - 1800
					652.50	653.50	1.00	<500 -1100
					660.00	660.50	0.50	<500 - 510
					663.50	674.00	10.50	<500 - 12000
					680.50	681.00	0.50	<500 - 600
					702.50	703.00	0.50	<500 - 540
					706.00	709.00	3.00	<500 - 550
					733.00	734.00	1.00	<500 - 900
					816.00	817.00	1.00	<500 - 4100
					825.00	831.00	6.00	<500 - 2750
					835.50	838.50	3.00	<500 - 5600
					851.50	852.00	0.50	<500 -700
					864.50	871.50	7.00	<500 - 2200
					874.50	875.00	0.50	<500 - 520
					878.50	879.00	0.50	<500 -1500
					893.00	895.50	2.50	<500 - 11000
					921.00	922.00	1.00	<500 -1300
					940.00	942.00	2.00	<500 - 5100
					954.50	955.00	0.50	<500 - 3600
AR-16-85c2	143	-70	606.00	114.40	428.00	445.50	17.50	<500 - 30000
					448.00	454.50	6.50	<500 - 1200
					459.50	464.00	4.50	<500 - 1900
					471.50	472.00	0.50	<500 - 510
					479.00	493.50	14.50	<500 - 1300
					528.00	528.50	0.50	<500 - 600
					531.00	531.50	0.50	<500 - 650
					580.00	580.50	0.50	<500 - 800
					600.00	601.00	1.00	<500 - 600
AR-16-86c1	142	-71	897.00	110.50	256.50	257.00	0.50	<500 - 510

404.00	446.50	42.50	<500 - 61000
452.50	487.50	35.00	<500 -3600
494.00	500.50	6.50	<500 -1800
513.50	519.50	6.00	<500 -1100
562.50	566.00	3.50	<500 -1100
575.00	577.50	2.50	<500 - 650
580.50	625.00	44.50	<500 -8100
632.00	632.50	0.50	<500 - 560
636.50	665.00	28.50	<500 - 15000
670.00	671.00	1.00	<500 -1250
681.00	692.50	11.50	<500 - 6500
696.50	719.00	22.50	<500 - 25000
722.50	725.00	2.50	<500 -3550
729.50	730.00	0.50	<500 -1300
744.00	756.00	12.00	<500 - 25000
758.50	760.00	1.50	<500 - 6900
767.50	769.00	1.50	<500 - 8800
817.50	824.50	7.00	<500 - 43000
829.50	845.50	16.00	<500 - 43000

Parameters:

•	Maximum internal dilution 2.00 m downhole

•	All depths and intervals are meters downhole

•	“Anomalous” means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	“Off-scale” means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	Where “Min cps” is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. All intersections are downhole. True thicknesses are yet to be determined.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person for the purposes of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release.

The mineral resource at the Arrow Deposit was completed by RPA Inc. and has an effective date of January 14, 2016. The mineral resource is reported at a cut-off grade of 0.25% U3O8. The cut-off is based on a long-term uranium price of USD$65/lb U3O8. The mineral resource is classified into the inferred category based on the CIM Definition Standards. For details regarding the geology and mineralization of the Arrow Deposit, the drilling, sampling and analytical procedures followed and the estimation methodology used in the preparation of the mineral resources, please refer to the Company’s Amended and Restated News Release dated March 3, 2016, which is available under the Company’s profile on the SEDAR website at www.sedar.com.

ARROW DEPOSIT DRILLING

AR-16-80c4

Hole AR-16-80c4 was a directional hole that departed pilot hole AR-16-80c3 at 282 m. It tested the A2 shear 23 m down-dip and northeast of AR-16-59c2 (5.42% U3O8 over 68.5 m in the A2 shear). Directional drilling was initiated at 297 m and the A2 shear was intersected an at an inclination of -67°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 shear). The hole successfully intersected weakly to strongly anomalous radioactivity in the A2 shear that was associated with semi-massive to massive veins, stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 60.5 m including 10.7 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within a 94.0 m section (488.5 to 604.5 m) before the hole was terminated at 618.0 m.

AR-16-81c2

Hole AR-16-81c2 was a directional hole that departed pilot hole AR-16-81c1 at 261 m. It tested the A2 shear 25 m down-dip and southwest of AR-16-59c2 (5.42% U3O8 over 68.5 m in the A2 shear) and the A3 shear 38 m down-dip and southwest of AR-16-81c1. Directional drilling was initiated at 285 m. The A2 and A3 shears were both intersected at an inclination of -66°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A4 shears). The hole successfully intersected weakly to strongly anomalous radioactivity in the A2 through A4 shears that was associated with stringers, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 123.3 m including 9.9 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within a 411.0 m section (498.0 to 909.0 m). In the A2 shear 23.0 m of composite mineralization was intersected including 4.9 m of off-scale radioactivity. In the A3 shear, 36.0 m of composite mineralization was intersected. In the A4 shear 37.5 m of composite mineralization was intersected including 0.1 m of off-scale radioactivity. In addition, intermittent mineralization and alteration continued past the A4 shear where 26.8 m of total composite mineralization including 4.9 m of off-scale radioactivity was intersected before the hole was terminated at 942.0 m.

AR-16-81c3

Hole AR-16-81c3 was a directional hole that departed pilot hole AR-16-81c2 at 285 m. It tested the A2 shear 23 m down-dip and southwest of AR-16-80c4 (10.7 m of off-scale radioactivity in the A2 shear, assays pending) and the A3 shear 38 m down-dip and northeast of AR-16-81c2. Directional drilling was initiated at 438 m. The A2 and A3 shears were intersected at inclinations of -67° and -66°, respectively.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A4 shears). The hole successfully intersected weakly to strongly anomalous radioactivity in the A2 through A4 shears that was associated with stringers, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 111.0 m including 12.1 m of off-scale radioactivity (>10,000 ->61,000 cps) was intersected within a 392.0 m section (513.5 to 905.5 m). In the A2 shear 48.5 m of composite mineralization was intersected including 11.65 m of off-scale radioactivity. In the A3 shear 36.5 m of composite mineralization was intersected. In the A4 shear 25.5 m of composite mineralization was intersected including 0.45 m of off-scale radioactivity. The hole was terminated at 932.0 m.

AR-16-84c2

Hole AR-16-84c2 was a directional hole that departed pilot hole AR-16-84cl at 234 m. It tested the A2 shear 17 m down-dip and to the northeast of AR-16-64c2 (11.15% U308 over 48.5 m in the A2 shear) and the A1 shear 44 m down-dip and southwest of AR-16-84cl (8.35 m of off-scale radioactivity in the A1 shear, assays pending). Directional drilling was initiated at 264 m. The A1 and A2 shears were intersected at inclinations of -66° and -67°, respectively.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected weakly to strongly anomalous radioactivity in the A1 through A3 shears that was associated with stringers, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 81.5 m of mineralization including 6.3 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within a 301 m section (409.5 to 710.5 m). In the A1 shear 17.5 m of composite mineralization was intersected. In the A2 shear 55.5 m of composite mineralization was intersected including 6.3 m of off-scale radioactivity. In the A3 shear 8.5 m of composite mineralization was intersected. The hole was terminated at 864.0 m.

AR-16-84c3

Hole AR-16-84c3 was a directional hole that departed pilot hole AR-16-84c2 at a depth of 264 m. It tested the A2 shear 15 m up-dip and southwest from AR-16-84c2 (6.3 m of off-scale radioactivity in the A2 shear, assays pending) and the A1 shear 33 m down-dip and southwest of AR-16-84cl (8.35 m of off-scale radioactivity, assays pending). Directional drilling was initiated at 285 m. The A1 and A2 shears were intersected at inclinations of -63° and -66°, respectively.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected weakly to strongly anomalous radioactivity in the A1 through A3 shears that was associated with stringers, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 97.0 m of mineralization including 11.95 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within a 352.5 m section (420.0 to 772.5 m). In the A1 shear 35.5 m of mineralization including 2.6 m of off-scale radioactivity was intersected. In the A2 shear 46.0 m of composite mineralization including 9.35 m of off-scale radioactivity was intersected. In the A3 shear 15.5 m of composite mineralization was intersected. The hole was terminated at 813.0 m.

AR-16-85c1

Hole AR-16-85c1 was a directional hole collared from surface at an angled orientation (-70°) to the southeast (143° azimuth). It tested the A2 shear 21 m up-dip and northeast of AR-15-54c1 (7.03% U308 over 39.5 m in the A2 shear) and the A3 shear 86 m down-dip and southwest AR-15-48c1 (5.43% U308 over 24.0 m). Directional drilling was initiated at 231 m. The A2 and A3 shears were intersected at inclinations of -70° and -69°, respectively.

The hole intersected strongly to intensely bleached Athabasca Group sandstones between 99.0 m and the unconformity at 114.4 m. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A4 shears). The hole successfully intersected widespread anomalous radioactivity in the A2 through A4 shears that was associated with semi-massive to massive veins, stringers, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 81.0 m including 3.5 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within a 550.5 m section (404.5 to 955.0 m). In the A2 shear, 26.5 m of composite mineralization was intersected including 3.15 m of off-scale radioactivity. In the A3 shear, 29.0 m of composite mineralization was intersected including 0.2 of off-scale radioactivity. In the A4 shear, 25.5 m of composite mineralization was intersected including 0.15 m of off-scale radioactivity. The hole was terminated at 978.0 m.

AR-16-85c2

Hole AR-16-85c2 was a directional hole that departed pilot hole AR-16-85c1 at 253 m. It tested the A2 shear 26 m up-dip and northeast of AR-16-76c1 (11.29% U308 over 67.5 m in the A2 shear). Directional drilling was initiated at 264 m and the A2 shear was intersected at an inclination of -74°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 shear). The hole successfully intersected weakly to strongly anomalous radioactivity in the A2 shear that was associated with stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 46.0 m including 1.15 m of off-scale radioactivity was intersected within a 173.0 m section (428.0 to 601.0 m) before the hole was terminated at 606 m

AR-16-86c1

Hole AR-16-86c1 was a directional hole collared from surface at an angled orientation (-70°) to the southeast (143° azimuth). It tested the A2 shear 17 m down-dip and southwest of AR-16-48c1 (0.91% U3O8 over 60.0 m in the A2 shear) and the A3 shear 32 m down-dip and southwest of AR-16-48c1 (5.43% U308 over 24.0 m in the A3 shear). Directional drilling was initiated at 225.0 m. The A2 and A3 shear were intersected at inclinations of -69° and -70°, respectively.

The hole intersected strongly to intensely bleached and desilicified Athabasca Group sandstones between 99.0 m and the unconformity at 110.5 m. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A4 shears). The hole successfully intersected widespread anomalous radioactivity in the A2 through A4 shears that was associated with semi-massive to massive veins, stringers, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 246.0 m including 16.85 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 589.0 m section (256.5 to 845.5 m). In the A2 shear 90.0 m of composite mineralization including 13.05 m of off-scale radioactivity was intersected. In the A3 shear 92.0 m of composite mineralization including 0.2 m of off-scale radioactivity was intersected. In the A4 shear 63.5 m of composite mineralization including 3.6 m of off-scale radioactivity was intersected. The hole was terminated at 897 m.

REGIONAL DRILLING

Throughout the Winter 2016 season the Company completed eight holes regionally on the Rook I property in three areas. No mineralization was intersected.

Holes RK-16-84, -85, -87, -89 were drilled as a fence approximately 190 m along strike to the northeast of the Arrow resource grade shell. Each of the holes intersected highly prospective structure and/or alteration and the area remains prospective at depth.

Hole RK-16-94 tested the termination of the VTEM conductor approximately 1,000 m southwest of the Bow discovery. Intermittent and locally strong clay, chlorite and hematite alteration was encountered throughout the basement.

Holes RK-16-95 through -97 were drilled as a fence to test a near coincident circular gravity low and VTEM conductor break between the Arrow Deposit and the Cannon area. Again each of the holes intersected highly prospective structures and/or alteration.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+ 1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

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Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.